                                                                  Exhibit (a)(1)
                             HUNT MANUFACTURING CO.
                           OFFER TO PURCHASE FOR CASH
                      UP TO 3,230,000 OF ITS COMMON SHARES
                              AT $17 NET PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JANUARY 24, 1996, UNLESS THE OFFER IS EXTENDED.

   Hunt Manufacturing Co., a Pennsylvania corporation (the "Company"), is offering to purchase up to 3,230,000 of the Company's Common Shares, par value $.10 per share ("Shares"), for $17 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including the proration provisions described herein. The Company reserves the right, in its sole discretion, to purchase more than 3,230,000 Shares pursuant to the Offer, subject to any required extension of the period of time during which the Offer is open. See
Section 15 herein. All Shares properly tendered and not withdrawn prior to the expiration of the Offer will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including its proration terms.

   The regular quarterly cash dividend of $.095 per Share to be paid by the Company on February 15, 1996 to shareholders of record on February 7, 1996, will not be payable with respect to Shares tendered and purchased by the Company pursuant to the Offer unless the Offer is extended beyond, or Shares are accepted for payment after, February 7, 1996 for any reason whatsoever. Shares which are tendered but not purchased as a result of proration or otherwise will remain entitled to receipt of such dividend. See Section 7 herein.
                                    ------
   THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO FINANCING AND CERTAIN OTHER CONDITIONS. SEE SECTION 6 HEREIN.
                                    ------

                                  IMPORTANT
   Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other documents required by the Letter of Transmittal to American Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), and either mail or deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or follow the procedure for book-entry transfer set forth in Section 3 herein, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit the Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in Section 1 herein), should tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 herein.
                                    ------
   NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS OFFICERS AND DIRECTORS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 8 HEREIN.
                                    ------
   The Shares are listed and principally traded on The New York Stock Exchange (the "NYSE"). On December 19, 1995, the last full trading day before the announcement of the terms of the Offer, the closing price of the Shares on the NYSE was $15 per Share. On December 20, 1995, the last full trading day before the commencement of the Offer, the closing price of the Shares on NYSE was $16 5/8 per Share. Shareholders are urged to obtain a current market quotation for the Shares.
                                    ------
   Any questions or requests for assistance, additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
                                    ------
                              December 21, 1995

   NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                              TABLE OF CONTENTS

 SECTION                                                                                         PAGE
 --------                                                                                      --------
Introduction  ..............................................................................       1
The Offer  .................................................................................       2
   1. Number of Shares; Proration; Extension of the Offer  .................................       2
   2. Tenders by Holders of Fewer Than 100 Shares  .........................................       3
   3. Procedure for Tendering Shares and Conditional Tenders  ..............................       3
   4. Withdrawal Rights  ...................................................................       6
   5. Acceptance for Payment of Shares and Payment of Purchase Price  ......................       6
   6. Certain Conditions of the Offer  .....................................................       7
   7. Price Range of Shares; Dividends  ....................................................       9
   8. Background of the Offer  .............................................................      10
   9. Certain Information Concerning the Company  ..........................................      12
  10. Source and Amount of Funds  ..........................................................      16
  11. Certain Federal Income Tax Considerations  ...........................................      17
  12. Transactions and Arrangements Concerning the Shares  .................................      20
  13. Certain Legal Matters; Regulatory Approvals  .........................................      21
  14. Effects of the Offer on the Market for Shares; Registration under the Exchange Act  ..      21
  15. Extension of Tender Period; Termination; Amendments  .................................      21
  16. Fees and Expenses  ...................................................................      22
  17. Miscellaneous  .......................................................................      23
Annex A -- Opinion of Alex. Brown & Sons, Incorporated  ....................................     A-1


To the Holders of Common Shares of Hunt Manufacturing Co.

                                 INTRODUCTION

   Hunt Manufacturing Co., a Pennsylvania corporation (the "Company"), is offering to purchase up to 3,230,000 of its Common Shares, par value $.10 per share ("Shares"), at a price of $17 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").


   A tender of Shares pursuant to the Offer also will be deemed to include a tender of the attached junior participating preferred stock purchase rights issued pursuant to the Company's Shareholders' Rights Agreement dated August 8, 1990, as amended (the "Rights"). No separate consideration will be paid for such Rights. See Section 7 herein.

   THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO FINANCING AND CERTAIN OTHER CONDITIONS. SEE SECTION 6 HEREIN.


   As of the close of business on December 19, 1995, there were 13,842,998 Shares outstanding (after giving effect to the private purchase transaction effected on December 19, 1995, described in Section 8 herein) and 1,269,280 Shares were reserved for issuance in connection with outstanding stock options under the Company's stock option plans. The 3,230,000 Shares that the Company is offering to purchase in the Offer represent approximately 23% of the Shares outstanding as of December 19, 1995 and approximately 21% of the fully- diluted Shares outstanding as of such date (in each case after giving effect to such private purchase transaction).


   The Company's Savings Plan (the "Savings Plan") holds Shares in accounts for participants in the Plan. Under the terms of the Savings Plan, as amended, participants may instruct the Trustee for the Plan to tender some or all of the Shares allocated to such participants' accounts as of December 15, 1995. See Section 3 herein.

   NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS OFFICERS AND DIRECTORS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 8 HEREIN.


   In recent years, the Company has maintained relatively low debt levels. The Board believes that it is in the interests of the Company and its shareholders for the Company to increase its leverage and to utilize a portion of the Company's borrowing capacity to afford shareholders an opportunity to sell a significant portion, and perhaps all, of their Shares to the Company without the usual transaction costs associated with open market sales and for a higher price for their Shares than that which has been recently available on the open market. See Section 7 herein. On December 19, 1995, the Company purchased shares from a shareholder of the Company for $16.32 per share in a private purchase transaction. See Section 8 herein. The Company expects that its future cash flow from operations and available borrowings under its New Credit Facility (see Section 10 herein), together with other sources of capital believed to be available, will be sufficient to enable the Company to meet the anticipated future needs of the Company's business and to repay the borrowings made to effect any Share repurchases.


   If, before the Expiration Date (as defined in Section 1 herein), a greater number of Shares is properly tendered and not withdrawn than will be accepted for purchase by the Company, the Company will accept Shares for purchase, first, from all Shares properly tendered by any Odd Lot Holder (as defined in Section 1 herein) who tenders all Shares beneficially owned by such Odd Lot Holder and complies with the requirements set forth in Section 2 herein and, then, from all other Shares properly tendered on a pro rata basis. See Sections 1 and 2 herein. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. However, shareholders should be aware that proceeds from the sale of Shares pursuant to the Offer may be treated as a dividend taxable as ordinary income rather than as capital gain. See Section 11 herein. The Company will pay all fees and expenses of The Bridgeford Group, Alex. Brown & Sons, Incorporated ("Alex. Brown"), American Stock Transfer & Trust Company (the "Depositary") and Georgeson & Company Inc. (the "Information Agent"), in connection with the Offer. See Section 16 herein.

   The Shares are listed and principally traded on The New York Stock Exchange (the "NYSE"). On December 19, 1995, the last full trading day before the announcement of the terms of the Offer, the closing price of the Shares on the NYSE was $15 per Share. On December 20, 1995, the last full trading day before the commencement of the Offer, the closing price of the Shares on the NYSE was $16 5/8 per Share. See Section 7 herein. Shareholders are urged to obtain a current market quotation for the Shares.


                                  THE OFFER

1. NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

   Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and will purchase) up to 3,230,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4 herein) before the Expiration Date at the Purchase Price. The term "Expiration Date" means 5:00 P.M., Eastern Standard Time, on January 24, 1996, unless the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's rights to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer, see Section 15 herein and Section 6 herein. Subject to the purchase of Shares properly tendered and not withdrawn by Odd Lot Holders as set forth in Section 2 herein, if the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

   The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15 herein. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

   The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to financing and certain other conditions. See Section 6 herein.

   All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. The Company reserves the right, in its sole discretion, to purchase more than 3,230,000 Shares pursuant to the Offer. If (a) the Company (i) increases or decreases the price to be paid for Shares, (ii) increases the number of Shares being sought and any such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15 herein, the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, Eastern Standard Time.

   All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Date.

   If the number of Shares properly tendered and not withdrawn before the Expiration Date is less than or equal to 3,230,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares so tendered and not withdrawn.

   If the number of Shares properly tendered and not withdrawn before the Expiration Date is greater than 3,230,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase in the following order of priority:

       (a) first, all Shares properly tendered and not withdrawn before the Expiration Date by any shareholder who beneficially owned as of the close of business on December 15, 1995, and who continues to own beneficially until the Expiration Date an aggregate of fewer than 100 Shares, including any such Shares held in the Savings Plan (each an "Odd Lot Holder") who:

          (1) tenders all Shares beneficially owned by such Odd Lot Holder (partial and conditional tenders will not qualify for this preference); and
          (2) completes the box captioned "Odd Lots" on the Letter of Transmittal (or on the Election Form for Savings Plan participants) and, if applicable, on the Notice of Guaranteed Delivery; and

       (b) then, after purchase of all the foregoing Shares, subject to the conditional tender provisions described in Section 3 herein, all other Shares properly tendered and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).


   In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

   The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares properly tendered and not withdrawn before the Expiration Date by or on behalf of Odd Lot Holders. See Section 1 herein. To avoid proration, however, an Odd Lot Holder must properly tender all Shares that such Odd Lot Holder beneficially owns, including Shares held in the Savings Plan. Partial or conditional tenders will not qualify for this preference. This preference is not available to owners of 100 or more Shares even if such owners have separate stock certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned by such Odd Lot Holder pursuant to the Offer and to qualify for this preference must complete the box captioned "Odd Lots" on the Letter of Transmittal (or on the Election Form for Savings Plan participants) and, if applicable, on the Notice of Guaranteed Delivery. See
Section 3 herein.

3. PROCEDURE FOR TENDERING SHARES AND CONDITIONAL TENDERS

   Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer:

       (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

       (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

   It is a violation of Rule 14e-4 promulgated under the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described in this Section will constitute the tendering shareholder's representation and warranty that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 pro-mulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

   Conditional Tenders of Shares. Under certain circumstances and subject to the exceptions set forth in Section 1 herein, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 11 herein, the number of Shares to be purchased from a particular shareholder might affect the tax treatment of such purchase to such shareholder and such shareholder's decision as to whether or not to tender. Each shareholder is urged to consult with such shareholder's own tax advisors with respect to the tax consequences to the shareholder of tendering Shares pursuant to the Offer. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of such shareholder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased. Any shareholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery (or on the Election Form for Savings Plan participants).

   Any tendering shareholders wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any shareholder below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such shareholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery (or on the Election Form for Savings Plan participants) will be returned as promptly as practicable thereafter.

   If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of Shares to be purchased to fall below 3,230,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been withdrawn to permit the Company to purchase 3,230,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

   Savings Plan Participants. Shareholders who are participants in the Savings Plan will receive separate instructions in connection with the Offer from the Trustee for the Plan. If a Plan participant authorizes the tender of Shares in his or her Plan account, the number of Shares in the participant's Plan account will be reduced by the number of Plan Shares that are purchased. Any Plan Shares tendered but not purchased will be returned to the participant's Plan account. Participants in the Savings Plan may not use the Letter of Transmittal to direct the tender of Shares in such accounts. Participants in the Savings Plan are urged to read carefully the separate instructions being furnished to them.

   Signature Guarantees and Methods of Delivery. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Shares are tendered for the account of a financial institution (each such entity being hereinafter referred to as an "Eligible Institution") that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (including most banks, savings and loan associations, and brokerage houses). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the person signing a Letter of Transmittal, or if payment is to be made, or certificates for Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal.

   The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

   Federal Backup Withholding. Absent an exemption under the applicable law concerning "backup withholding" of federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder (or other payee) pursuant to the Offer unless the shareholder (or other payee) provides such person's tax identification number (social security number or employer identification number), certifies that such number is correct and certifies that such person is not subject to backup federal income tax withholding. Each tendering shareholder, other than a noncorporate foreign shareholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certifications necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Noncorporate foreign shareholders generally should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding.

   For a discussion of certain other federal income tax consequences of the Offer, see Section 11 herein. Each shareholder is urged to consult with such shareholder's own advisers for advice concerning the federal and state tax consequences of the Offer.

   Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's stock certificates are not immediately available (or the procedure for book-entry transfer cannot be followed on a timely basis) or time will not permit the Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all the following conditions are satisfied:

       (a) such tender is made by or through an Eligible Institution;

       (b) the Depositary receives (by hand, mail or facsimile transmission) before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

       (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within five NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

   Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation To Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. Neither the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

4. WITHDRAWAL RIGHTS

   Except as otherwise provided in Section 3 herein or this Section 4, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 20, 1996 unless theretofore accepted for payment as provided in the Offer.

   For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered owner of such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 3 herein, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Neither the Company, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender of Shares may not be rescinded, and Shares properly withdrawn shall thereafter be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following one of the procedures described in Section 3 herein.

   Participants in the Savings Plan who have requested the tender of Shares held for their account under the Plan should follow the procedures for withdrawal included in the notice to be furnished to such participants.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

   Upon the terms and subject to the conditions of the Offer (including, without limitation, those set forth in Section 6 herein), as soon as practicable after the Expiration Date, the Company will purchase and pay the Purchase Price for 3,230,000 Shares (subject to increase or decrease as provided in Sections 1 and 15 herein) or such lesser number of Shares as are properly tendered and not withdrawn as permitted in Section 4 herein. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are tendered and not withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer.

   In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce the preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors. Certificates for all Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares and in the case of Shares held in the Savings Plan, such Shares will be returned to the Trustee) at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days following the Expiration Date).

   Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other required documents. Under no circumstances will interest be paid on the Purchase Price of the Shares to be paid by the Company, regardless of any delay in making such payment.

   The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

   ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN SHAREHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 11 HEREIN.

6. CERTAIN CONDITIONS OF THE OFFER

   Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Offer at any time in its sole discretion, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer if, after December 19, 1995 and before acceptance for payment of or payment for any Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

       (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer, or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

       (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company, or any of its subsidiaries, by any court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable to accept for payment or pay for, some or all of the Shares,
(iii) materially impair the contemplated benefits of the Offer to the Company, or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

       (c) sufficient funds to consummate the Offer shall for any reason not be available for borrowing by the Company pursuant to a credit agreement (the "New Credit Facility") between the Company and NationsBank, N.A., dated December 19, 1995 described in Section 10 herein pursuant to which the Company intends to obtain the funds to purchase Shares pursuant to the Offer;

       (d) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than any members of the Bartol family and related trusts (see Section 8 herein), has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise other than as disclosed in a
   Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on December 19, 1995 or (ii) any such person or group other than any members of the Bartol family and related trusts that on or prior to December 19, 1995, had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares (after giving effect to the private purchase transaction described in Section 8 herein);

       (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business or operations or on any trading in the Shares, (iii) the declaration of a banking moratorium or any limitation on the extension of credit by lending institutions in the United States, (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

       (f) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person;

       (g) there shall have occurred any event that has resulted, or may in the sole judgment of the Company result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries;

       (h) there shall have occurred any decline in the Dow Jones Industrial Average (5,109.89 at the close of business on December 19, 1995) or the Standard & Poor's Composite 500 Stock Index (611.93 at the close of business on December 19, 1995) by an amount in excess of 10% measured from the close of business on December 19, 1995; or

       (i) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by less than 300 persons, or (ii) the Shares not to be listed for trading on the NYSE;

and, in the sole judgment of the Company, such event makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

   The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the final Expiration Date. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See Section 15 herein.

   The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares shall be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS

   The Shares are listed and principally traded on the NYSE under the symbol "HUN." The table below sets forth, for the periods indicated, the high and low reported sale prices per Share on the NYSE and the dividends paid per Share.

                                                                 Per Share
                                             High      Low       Dividend
                                            ------    -----     -----------
Fiscal Year Ended
November 27, 1994:
   First Quarter ........................  $18 1/4    15 1/8      $ .09
   Second Quarter .......................   18 1/4    15 1/4        .09
   Third Quarter ........................   17        15 1/8        .09
   Fourth Quarter .......................   16 5/8    14 1/4        .09

Fiscal Year Ended
December 3, 1995:
   First Quarter ........................  $14 3/4   $12 5/8      $ .095
   Second Quarter .......................   15 1/2    13            .095
   Third Quarter ........................   15 1/4    13 1/2        .095
   Fourth Quarter .......................   18 3/8    13 3/4        .095
Fiscal Year Ending
December 1, 1996:
   First Quarter (through December 19,
     1995)  .............................  $15 1/4   $13 5/8         *


------
* The Company has declared a dividend of $.095 per share payable February 15, 1996 to shareholders of record on February 7, 1996. This dividend will not be payable with respect to Shares tendered and purchased by the Company pursuant to the Offer unless the Offer is extended beyond, or Shares are accepted for payment after, February 7, 1996 for any reason whatsoever. However, Shares tendered and not purchased by the Company as a result of proration or otherwise, will remain entitled to this dividend.

   On December 19, 1995, the last full trading day before the announcement of the Offer, the closing price of the Shares on the NYSE was $15 per Share. On December 20, 1995, the last full trading day before the commencement of the Offer, the closing price of the Shares on the NYSE was $16 5/8 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

   On August 8, 1990, the Company adopted a Rights Agreement and declared a dividend of one right (a "Right" or "Rights") for each outstanding Common Share held of record as of the close of business on August 22, 1990. The Rights are deemed to be attached to the Common Shares outstanding as of such date and, generally, issued thereafter and detach and become exercisable only if (with certain exceptions and limitations) a person or group attempts to obtain beneficial ownership of 15% or more of the Company's Common Shares or is determined to be an "adverse person" by the Board of Directors of the Company. Each Right, if and when it becomes exercisable, initially entitles holders of the Company's Common Shares to purchase one one-thousandth of a Series A Junior Participating Preferred Share, par value $.10, of the Company for $60, subject to adjustment. The Rights convert into the right to purchase Common Shares or other securities or property of the Company or an acquiring company in certain other potential or actual takeover situations. The Rights are redeemable by the Company at $.01 per Right in certain circumstances and expire, unless earlier exercised or redeemed, on December 31, 2000.

   The declaration of future dividends (including dividends for fiscal 1996) is within the discretion of the Board and will depend upon business conditions, the earnings and financial condition of the Company and other factors. In addition, the terms of the Company's New Credit Facility impose certain financial covenants which could limit the payment of dividends. See
Section 10 herein.

8. BACKGROUND OF THE OFFER

   Since early in the Company's 1995 fiscal year, the Company's Board has been studying various possible ways of enhancing shareholder value and liquidity, including possible divestitures or other significant corporate transactions. After due consideration of available alternatives, the Board determined that Share repurchases funded by bank borrowings would meet these objectives and be in the interests of the Company and its shareholders.

   In arriving at this decision, the Board considered that in recent years the Company has maintained relatively low debt levels. The Board believes that the interests of the Company and its shareholders will be served by increasing the Company's leverage and using a portion of the Company's excess borrowing capacity to afford shareholders an opportunity to sell a significant portion of their Shares to the Company. The Company expects that its future cash flow from operations and available borrowings under its New Credit Facility (see Section 10 herein), together with other sources of capital believed to be available, will be sufficient to enable the Company to meet the anticipated future needs of the Company's business and to repay the borrowings made to effect any Share repurchases.

   The MFB Purchase. On December 19, 1995, the Company and Mary F. Bartol entered into a stock purchase agreement (the "MFB Purchase Agreement"), pursuant to which the Company purchased from Mrs. Bartol an aggregate of 2,150,165 Shares (constituting approximately 13% of the Shares then outstanding) (the "MFB Shares") for a cash purchase price of $16.32 per Share (the "MFB Purchase"). Mrs. Bartol is the widow of George E. Bartol III, the late Chairman of the Board of the Company, the mother-in-law of Gordon A. MacInnes, the current Chairman of the Board, and the mother of Victoria B. Vallely, another director of the Company. The per share purchase price of $16.32 per Share paid by the Company for the MFB Shares is less (by an aggregate of $1,462,112 for all the MFB Shares) than the $17 per Share being offered by the Company to its public shareholders in the Offer. In arriving at the decision to purchase the MFB Shares, the Board considered, among other things, that the MFB Shares constituted a potential market overhang with a potentially depressing effect on the price of Company's Common Shares and that, by agreeing to purchase all such Shares, the Company would obtain a savings of $1,462,112 over the tender price for such Shares if they all were tendered and purchased by the Company. The Board also had been advised that because of estate and tax planning considerations, including the tax ramifications of tendering shares, Mrs. Bartol was not likely to tender any of these shares pursuant to the Offer, and that in order for the Company to acquire her shares it would be necessary to purchase all of them otherwise than pursuant to a tender offer. See Section 11 herein. See page 11 below for information concerning the agreement of certain other members of the Bartol family not to tender Shares in the Offer. The MFB Purchase was considered and unanimously approved by a Special Committee (consisting entirely of seven outside directors not related to Mrs. Bartol) of the Board.

   In connection with the MFB Purchase, the Board was advised by its financial advisor, The Bridgeford Group. The Board also received a written opinion from Alex. Brown & Sons, Incorporated ("Alex. Brown") to the effect that, based upon the procedures followed, factors considered, and assumptions made by Alex. Brown as set forth in its opinion, including an analysis of the pro forma effects of MFB Purchase and the Offer and an evaluation of the terms of the MFB Purchase and the Offer with respect to other transactions Alex. Brown deems comparable, that the consideration to be received by shareholders pursuant to the Offer is fair, from a financial point of view, to the Company and that the MFB Purchase is fair to the Company and its shareholders other than Mary Bartol. Alex. Brown, like the Company and its Board of Directors, has not expressed any opinion and does not make any recommendation as to whether any shareholder should tender any or all of such shareholders' shares pursuant to the Offer. The full text of Alex. Brown's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Alex. Brown, is attached hereto as Annex A and is incorporated herein by reference.


   The Offer. The Offer is designed to afford to shareholders who are considering the sale of their Shares an opportunity to sell a significant portion, and perhaps all, of such Shares to the Company for a higher price than that which has been recently available in the open market, without the usual transaction costs associated with market sales. In addition, the Offer will allow qualified Odd Lot Holders whose Shares are purchased pursuant to the Offer to avoid the payment of brokerage commissions and any applicable odd lot discount chargeable on a sale of Shares that otherwise could apply to open market transactions. However, proceeds of sales pursuant to the Offer may under certain circumstances be treated as a dividend taxable as ordinary income to a shareholder rather than capital gain. See Section 11 herein. The Offer is not dependent or contingent upon the MFB Purchase. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

   The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company, if they so desire. Shareholders whose Shares are not tendered or purchased in the Offer will obtain a proportionate increase in their ownership interest in the Company, and thus in the Company's future earnings and assets, as a result of the acquisition of Shares by the Company pursuant to the Offer and the MFB Purchase and the corresponding reduction in the number of outstanding Shares.

   NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OF OR ALL SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

   Shares acquired by the Company pursuant to the Offer and the MFB Purchase will be deemed to be issued but not outstanding shares and will be available for the Company to reissue without further shareholder action (except as may be required by applicable law or the rules of the NYSE on which the Shares are traded). Shares could be issued for such purposes as, among others, the acquisition of businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of employee benefit plans.

   As of the close of business on December 19, 1995, the Company had issued and outstanding an aggregate of 13,842,998 Shares (which number reflects consummation of the MFB Purchase on such date) and had reserved for issuance upon exercise of outstanding stock options an aggregate of 1,269,280 Shares. The 3,230,000 Shares that the Company is offering to purchase in the Offer represent approximately 23% of the Shares then outstanding, or approximately 21% on a fully diluted basis (assuming the exercise of all outstanding stock options). As of the close of business on December 19, 1995, all directors and executive officers of the Company as a group owned beneficially an aggregate of approximately 1,386,000 Shares (including an aggregate of approximately 377,000 Shares that may be acquired pursuant to the exercise of stock options that were exercisable as of such date or that will become exercisable prior to the Expiration Date), or approximately 10% of the Shares then outstanding, assuming the exercise of all such options. The Company has been advised by its President and Chief Executive Officer, Robert B. Fritsch (who presently expects to retire in the current fiscal year) and by a director of the Company, Jack Farber, that they may tender as many as all of their Shares pursuant to the Offer. Mr. Fritsch holds an aggregate of 138,269 Shares and 117,277 exercisable options and Mr. Farber holds an aggregate of 23,960 Shares and 1,000 exercisable options. With the exception of Mr. Fritsch and Mr. Farber, all of the Company's executive officers and directors have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer. However, all executive officers and directors have reserved the right otherwise to dispose of their Shares if they so desire.

   Certain members of the Bartol family, comprising the four daughters of Mary Bartol, their spouses and related trusts, holding in the aggregate approximately 3,413,500 Shares, individually have agreed with the Company that none of the Shares beneficially owned by them or over which they otherwise exercise dispositive power will be tendered and sold to the Company pursuant to the Offer, although such persons and trusts have reserved the right otherwise to dispose of such Shares if they so desire. After giving effect to the consummation of the MFB Purchase and the repurchase of Shares by the Company pursuant to the Offer (assuming 3,230,000 Shares are tendered and purchased pursuant to the Offer), such members of the Bartol family and related trusts will own approximately 32% of the outstanding Shares, assuming no outstanding options are exercised, and approximately 29% of the outstanding Shares, assuming the exercise of all outstanding options.

   Except as disclosed in this Offer to Purchase, the Company currently has no firm plans or proposals that relate to or would result in: (a) the acquisition by any person of a material amount of additional securities of the Company or the disposition of a material amount of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its significant subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any material change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Articles of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person; (h) a class of equity securities of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

   Subject to applicable laws and regulations and restrictions set forth in the New Credit Facility (see Section 10 herein), the Company in the future may purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer.

   Any possible future purchases of Shares by the Company would depend on many factors, including among others, the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions. Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date.

   Certain pro forma financial effects of the purchase of the Shares pursuant to the MFB Purchase and the Offer are described in Section 9 herein.

9. CERTAIN INFORMATION CONCERNING THE COMPANY

   The Company is a worldwide manufacturer and distributor of office products (such as manual and electric pencil sharpeners, paper punches, trimmers and shredders; office furniture and various desk top accessories), art/craft products (such as commercial and fine art papers, various types of knives and blades, and printmaking and calligraphy products) and presentation and display products (such as foam board, various types of adhesive products and an array of mounting and laminating equipment) for the business, education and consumer markets. The Company has manufacturing facilities in Alabama, Connecticut, Kentucky, North Carolina, Wisconsin and England and distribution facilities in Canada, Germany and Hong Kong.

   The Company's principal office is located at One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania, 19103.

   Summary Historical Financial Information. The summary unaudited financial information for the years ended November 27, 1994 and November 28, 1993 set forth below has been derived from, and should be read in conjunction with, the audited financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended November 27, 1994 (the "Form 10-K"). The summary financial information for the nine month periods ended September 3, 1995 and August 28, 1994, has been derived from, and should be read in conjunction with, the unaudited financial statements for such periods included in the Company's Quarterly Report on Form 10-Q for the period ended September 3, 1995 (the "Form 10-Q"). Such summary financial information is qualified in its entirety by reference to such reports and all financial statements and related notes contained therein. The Form 10-K and the Form 10-Q are available for examination, and copies are obtainable, in the manner set forth below in this Section 9 under "Additional Information."

   The financial information for the nine month periods ended September 3, 1995 and August 28, 1994 has not been audited, but in the opinion of management contains all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such information. Results for the nine month periods are not necessarily indicative of results for the full year.

   The Company does not expect to be in a position to release its final audited fiscal year 1995 financial results until January 16, 1996. However, the Company expects its earnings per share for 1995 to range from $.91 to $.96 (excluding provision for organizational changes and relocation and consolidation of operations, the earnings per share range would be $1.13 to $1.18).

                            HUNT MANUFACTURING CO.
                   SUMMARY HISTORICAL FINANCIAL INFORMATION
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)
                                 (UNAUDITED)


                                                 NINE MONTHS ENDED                    YEAR ENDED
                                          ------------------------------   --------------------------------
                                            SEPTEMBER 3,     AUGUST 28,     NOVEMBER 27,     NOVEMBER 28,
                                           --------------   ------------    --------------   --------------
                                                1995            1994            1994             1993
                                           --------------   ------------    --------------   --------------
                                             (40 WEEKS)      (39 WEEKS)
Income Statement(a):
Net sales  .............................    $231,713        $209,338         $288,203         $256,150
Income from operations  ................      14,850          18,668           27,366           24,561
Income before taxes and cumulative
  effect of accounting change ..........      15,195          18,082           27,081           24,038
Income before cumulative effect of
  accounting charge ....................       9,937          11,482           17,197           14,928
Net income(b)  .........................    $  9,937        $ 12,277         $ 17,992         $ 14,928

Balance Sheet (at end of period)(a):
Working capital  .......................    $ 65,930        $ 59,040         $ 64,603         $ 47,128
Total assets less excess of acquisition
  cost over net assets acquired ........     161,507         151,253          156,167          139,263
Total long-term debt  ..................       4,574           4,856            4,562            6,161
Shareholders' equity  ..................    $132,279        $124,347         $129,234         $116,267

Per Share Data (a)(c):
Net income per common share before
  cumulative effect of accounting change    $   0.62        $   0.71         $   1.07         $   0.93
Net income per common share  ...........        0.62            0.76             1.12             0.93
Net income per share on a fully diluted
  basis ................................        0.62            0.75             1.10             0.92
Book value per share  ..................    $   8.26        $   7.72         $   8.03         $   7.22

Ratio of earnings to fixed charges  ....       14.59           14.98            17.86            14.40

------
(a) For the first nine months of fiscal 1995, a pre-tax provision aggregating $3.7 million was recorded relating to the Company's decision to relocate and consolidate certain manufacturing and distribution operations and to costs incurred in connection with organizational changes (approximately $2.4 million or $.15 per share after income taxes).


(b) In the first quarter of fiscal 1994, the Company adopted the provisions of Statement of Financial Accounting (SFAS) No. 109 "Accounting for Income Taxes." The adoption of SFAS No. 109 has been recognized as the effect of a change in accounting principle and increased net income in the nine months ended August 28, 1994 and in the fiscal year ended November 27, 1994 by $.8 million, or $.05 per share.

(c) Average number of Common Shares outstanding during the nine month periods ended September 3, 1995 and August 28, 1994 was 16,009,000 and 16,104,000, respectively, and during the years ended November 27, 1994 and November 28, 1993 was 16,102,000 and 16,107,000, respectively.

   Summary Pro Forma Financial Information (Unaudited). The following unaudited pro forma financial information sets forth the pro forma effects on the historical financial results of the Company of the consummation of the MFB Purchase and the Offer and the borrowings and anticipated refinancing of certain debt to be effected by the Company in connection therewith (see
Section 10 herein), assuming 3,230,000 Shares are purchased in the Offer for $17 per Share, net to the seller in cash, for an aggregate cost to the Company of approximately $56,410,000, including estimated related fees and expenses of approximately $1,500,000.

   The summary pro forma balance sheet data as of September 3, 1995 and November 27, 1994 assume that the repurchase of Shares by the Company pursuant to the MFB Purchase and the Offer and related financings had occurred as of the respective balance sheet dates. The summary pro forma income statement data for the nine month period ended September 3, 1995 and the year ended November 27, 1994 assume that the repurchase of Shares by the Company pursuant to the MFB Purchase and the Offer and related financings had occurred as of November 28, 1994 and November 29, 1993, respectively. See the footnotes to the Summary Pro Forma Financial Information below in this
Section 9.

   The estimated financial effects of the repurchase of Shares by the Company pursuant to the MFB Purchase and the Offer and related financings presented in the pro forma financial information are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the Offer or the MFB Purchase actually occurred on the dates specified above, nor are they necessarily indicative of the results of the Company's future operations. The pro forma financial information should be read in conjunction with the historical financial statements and related notes of the Company set forth above, and in the Form 10-K and the Form 10-Q referred to above, in this Section 9.

                            HUNT MANUFACTURING CO.
                   SUMMARY PRO FORMA FINANCIAL INFORMATION
                                 (UNAUDITED)
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)

                                                   Nine Months Ended                                 Year Ended
                                                   September 3, 1995                             November 27, 1994
                                      -------------------------------------------   -------------------------------------------
                                           As         Pro Forma       Pro Forma         As          Pro Forma       Pro Forma
                                        Reported     Adjustments     As Adjusted     Reported      Adjustments     As Adjusted
                                       ----------   -------------    -------------   ----------   -------------   -------------
Income Statement:
Net sales  .........................   $231,713                         $231,713        $288,203                    $288,203
Income from operations  ............     14,850                           14,850          27,366                      27,366
Income before income taxes and
  cumulative effect of accounting
  change ...........................     15,195      (4,729)(a)           10,466          27,081     (6,305)(a)       20,776
Income before cumulative effect of
  accounting change ................      9,937      (3,050)(b)            6,887          17,197     (4,004)(b)       13,193
Net income  ........................   $  9,937      (3,050)(b)         $  6,887        $ 17,992     (4,004)(b)     $ 13,988
Balance Sheet (at end of period):
Working capital  ...................   $ 65,930      (6,676)(c)         $ 59,254        $ 64,603     (6,676)(c)     $ 57,927
Total assets less excess of
  acquisition costs over net assets
  acquired .........................    161,507        (620)(c)          160,887         156,167       (620)(c)      155,547
Total long-term debt  ..............      4,574      90,000 (c)           94,574           4,562     90,000 (c)       94,562
Shareholders' equity  ..............   $132,279     (90,620)(c)         $ 41,659        $129,234    (90,620)(c)     $ 38,614
Per Share (d):
Net income per common share before
  cumulative effect of accounting
  change ...........................   $   0.62                         $   0.64        $   1.07                    $   1.21
Net income per share  ..............       0.62                             0.64            1.12                        1.28
Net income per share on a fully
  diluted basis ....................       0.62                             0.63            1.10                        1.26
Book value per share  ..............   $   8.26                         $   3.86        $   8.03                    $   3.54
Ratio of earnings to fixed charges:       14.59                             2.76           17.86                        3.59


------
(a) Net increases in interest expense relating to the utilized portion of the $130 million New Credit Facility described in Section 10 herein and to the retirement of pre-existing bank credit facilities. The interest rates assumed for the Revolving Credit Facility and Term Loan under the New Credit Facility are 6.5% and 6.65%, respectively. Also includes amortization of fees incurred in connection with the placement of the New Credit Facility and administrative fees associated therewith.

(b) Adjustment described in note (a) above, net of corresponding tax effects.

(c) Reflects the purchase of the 2,150,165 MFB Shares and 3,230,000 Shares pursuant to the Offer and related borrowings under the New Credit Facility referred to in notes (a) and (b) above.

(d) All per share information has been adjusted to reflect the adjustments described in notes (a) through (c) above. Pro forma average number of shares of Common Stock outstanding during the nine months ended September 3, 1995 and the year ended November 27, 1994 was 10,898,000 and 10,805,000, respectively.

   Certain Additional Matters. Earlier this year, Ronald J. Naples stepped down as Chairman and Chief Executive Officer of the Company. He was succeeded as Chairman of the Board by Gordon A. MacInnes, and Robert B. Fritsch, the Company's President and Chief Operating Officer, was elevated to Chief Executive Officer. The Company currently is engaged in a search for a new Chief Executive Officer, and Mr. Fritsch has agreed to defer his previously planned retirement from the Company for a reasonable period of time until a new Chief Executive Officer has been hired. Mr. Fritsch presently intends to retire during the current fiscal year.

   Additional Information. The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and reports certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the SEC which includes certain additional information relating to the Offer. The reports, proxy statements and other information, including the Schedule 13E-4, filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

10. SOURCE AND AMOUNT OF FUNDS

   The total amount of funds required by the Company to consummate the MFB Purchase and the Offer and to pay related fees and expenses related to the Offer is estimated to be approximately $91,501,000. The amount of $35,090,692 was required by the Company to purchase 2,150,165 Shares from MFB pursuant to the MFB Purchase Agreement at a price of $16.32 per Share. If 3,230,000 Shares are purchased by the Company pursuant to the Offer at $17 per Share, net to the seller in cash, the aggregate cost to the Company, including estimated related fees and expenses of the Offer, is expected to be approximately $56,410,000. The Company has funded the MFB Purchase through borrowings under the New Credit Facility described below (the "New Credit Facility") and anticipates that it will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses through borrowings under the New Credit Facility. See "Summary Pro Forma Financial Information (Unaudited)" in Section 9 herein for further information concerning the assumed cost of funds for the MFB Purchase and the Offer.

   The Company expects to repay the borrowings under the New Credit Facility through internally generated funds and possibly with funds raised through public or private offerings of securities, additional bank borrowings, issuance of commercial paper or other financings, divestitures or such combination of the foregoing as the Company may deem appropriate with reference to business and market conditions.

   The following is a summary of the material terms of the New Credit Facility between NationsBank, N.A. (the "Bank") and the Company, dated December 19, 1995. The Company has been advised that the Bank may syndicate the New Credit Facility. The New Credit Facility, as executed and delivered by the Company, has been filed with the SEC as an exhibit to the Schedule 13E-4 of the Company relating to the Offer. Such agreement may be examined, and copies thereof may be obtained, as set forth in Section 9 herein.

   The New Credit Facility. The New Credit Facility provides for a new $130 million credit facility consisting of (i) a five-year revolving credit facility (the "Revolving Credit Facility") in an amount up to $85 million (with a $10 million sublimit for the issuance of letters of credit), and (ii) a five-year amortizing term loan (the "Term Loan") in the initial principal amount of $45 million. The Company has borrowed approximately $35,000,000 pursuant to the term loan component of the New Credit Facility in connection with the MFB Purchase. The Company intends to use borrowings under the New Credit Facility, possibly together with cash on hand, to fund the purchase of Shares pursuant to the Offer aggregating approximately $56,410,000 (including estimated related fees and expenses of approximately $1,500,000) assuming 3,230,000 Shares are purchased by the Company pursuant to the Offer. The balance of the New Credit Facility is expected to be available for working capital, strategic acquisitions and general corporate purposes. The New Credit Facility is unsecured, but certain of the Company's domestic subsidiaries have guaranteed the repayment of borrowings under the New Credit Facility.

   However, if the amount required to consummate the MFB Purchase and the Offer is less than $90 million, the Revolving Credit Facility and the Term Loan will be reduced ratably by the amount by which $90 million exceeds such required amount. In addition, if the Offer has not been consummated on or prior to February 15, 1996, the Revolving Credit Facility and the Term Loan will be reduced ratably by $90 million unless the Company and the lenders otherwise agree.

   Conditions to availability of funds under the New Credit Facility include, without limitation, absence of defaults and continued accuracy of all representations and warranties of the Company under the New Credit Facility, delivery of corporate certificates, borrowing base certificate and delivery of satisfactory legal opinions.

   The Revolving Credit Facility is expected to mature on December 31, 2000. The Term Loan is expected to amortize in twenty quarterly installments, consisting of four installments each of $1.25 million, $1.75 million, $2.5 million, $2.75 million, and $3 million, respectively. The first installment is due and payable March 31, 1996 and the last installment is due and payable December 31, 2000.

   The interest rates under the Revolving Credit Facility are at a Base Rate (defined as the higher of (i) the applicable prime rate of the Bank and (ii) the federal funds rate plus 50 basis points) or, at the option of the Company, LIBOR plus a margin of between 40 and 72.5 basis points, the margin in each case to be adjusted quarterly based on the Company's leverage ratio (as defined in the New Credit Facility). The interest rates under the Term Loan are at the Base Rate or, at the option of the Company, LIBOR plus a margin of between 55 and 87.5 basis points, the margin to be adjusted quarterly based on the Company's leverage ratio.

   The Company has agreed to pay to the Bank an underwriting fee equal to 50 basis points of the aggregate amount of the Term Loan and the Revolving Credit Facility. In addition, a commitment fee is payable to the Bank under the New Credit Facility with respect to the amount of the Revolving Credit Facility equal to a rate per annum of 15 basis points, payable quarterly. The Company will also pay to the Bank an administration fee equal to $50,000 per annum.

   The New Credit Facility may be voluntarily prepaid at any time and is subject to mandatory principal prepayments in the event of significant asset sales by the Company, unless the sale proceeds are reinvested in similar assets; or the issuance of certain equity securities (unless the proceeds are reinvested in strategic acquisitions) or indebtedness by the Company or any of its subsidiaries, subject in each case to certain exceptions and limitations.

   The New Credit Facility contains representations, warranties, covenants and conditions which are customary for facilities of this type, including, but not limited to, requirements that the Company comply with certain financial covenants, including interest coverage, fixed charge coverage and leverage ratios and maintain certain levels of net worth, and also contains covenants as to insurance, corporate existence, use of loan proceeds, prohibitions on fundamental changes, and limitations on liens, indebtedness, investments, changes in lines of business, acquisitions, transactions with affiliates and modifications of certain documents. In addition, the New Credit Facility prohibits dividends and other distributions to shareholders unless a minimum fixed charge coverage ratio is satisfied after giving effect to such dividend or distribution. However, the Company does not presently anticipate that this dividend restriction will require any reduction from the Company's current dividend level.

   Events of default under the New Credit Facility include, but are not limited to, payment defaults, false or misleading representations or warranties, noncompliance with covenants, appointment of a receiver, custodian, trustee or liquidator, reorganization, liquidation, or bankruptcy proceeding, a final judgment against the Company in excess of a material sum, cross-default and cross-acceleration to other material indebtedness for borrowed money, and a change in control of the Company.

11. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   In General. Set forth below is a summary of the principal federal income tax consequences of a sale of Shares pursuant to the Offer under the Internal Revenue Code of 1986, as amended to date (the "Code").

   The summary is based on the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code and does not address foreign, state or local tax consequences, nor does it address estate or gift tax considerations. Furthermore, the summary does not address all aspects of federal income taxation that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the federal income tax laws (such as dealers in securities or currencies, tax-exempt organizations, life insurance companies, other financial institutions, pass-through entities, regulated investment companies, foreign shareholders, or shareholders holding the Shares as part of a conversion transaction or a hedging transaction, or as a position in a straddle for tax purposes).

   Each shareholder is urged to consult and rely on the shareholder's own tax advisor with respect to the tax consequences to the shareholder of tendering Shares pursuant to the Offer.

   A shareholder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. As discussed more fully below, cash received by most shareholders pursuant to the Offer may be treated as a dividend taxable as ordinary income.

   Treatment as a Sale or Exchange. Generally, a transfer of Shares to the Company pursuant to the Offer will be treated as a sale or exchange of the Shares (rather than as a dividend distribution) if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the shareholder, (b) results in a "complete termination" of the shareholder's interest in the Company, or (c) is "not essentially equivalent to a dividend" with respect to the shareholder. These tests (the "Section 302 tests") are discussed more fully below.

   The Company believes that, in determining whether any of the Section 302 tests is met, its purchases of Shares pursuant to the MFB Purchase and the Offer should be treated as part of a single integrated transaction. However, such transactions are separate and are not dependent upon each other. In addition, a shareholder must take into account not only Shares actually owned by the shareholder, but also Shares that are constructively owned pursuant to
Section 318 of the Code. Under Section 318, a shareholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares which may be acquired by exercise of an option or by conversion. Substantially contemporaneous dispositions or acquisitions of Shares by a shareholder or related individuals or entities (including market purchases and sales) may be deemed to be part of a single integrated transaction to be taken into account in determining whether any of the Section 302 tests has been satisfied. In the event that the Offer is over-subscribed, the Company's purchase of Shares pursuant to the Offer will be prorated. Thus, in such case, even if all the Shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, not all of the Shares will be purchased by the Company, which in turn may affect the shareholder's ability to satisfy the Section 302 tests.

   The Section 302 tests are as follows:

   (a) SUBSTANTIALLY DISPROPORTIONATE TEST. The receipt of cash by a shareholder will be substantially disproportionate with respect to the shareholder if the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately following the exchange of Shares pursuant to the Offer (treating Shares purchased pursuant to the MFB Purchase and purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately before the MFB Purchase (treating Shares purchased pursuant to the MFB Purchase and purchased pursuant to the Offer as outstanding).

   (b) COMPLETE TERMINATION TEST. The receipt of cash by a shareholder will be a complete termination of the shareholder's interest if either (i) all of the Shares actually and constructively owned by the shareholder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the shareholder are sold pursuant to the Offer and the shareholder is eligible to waive, and effectively waives, the attribution of Shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code. Shareholders considering terminating their interest in accordance with Section 302(c)(2) of the Code should consult with their own tax advisors.

   (c) NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. The receipt of cash by a shareholder will be not essentially equivalent to a dividend if the shareholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's interest in the Company as compared to such shareholder's interest immediately before the MFB Purchase. Whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon the individual shareholder's facts and circumstances. The Internal Revenue Service (the "IRS") has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." See Rev. Rul. 76-385, 1976-2 C.B. 92. Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

   If any of the Section 302 tests are satisfied, and the sale of the Shares is therefore treated as a "sale or exchange" for federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the Shares sold pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year. Long term capital gains are subject to taxation at a maximum, marginal federal income tax rate of 28% for non-corporate taxpayers and 39% for corporate taxpayers. (Pending legislative proposals would reduce these rates; shareholders should consult their tax advisers concerning the status and potential effects of such legislation.)

   Treatment as a Dividend. If none of the Section 302 tests are satisfied, the amount of cash received by a tendering shareholder will be treated as a dividend taxable as ordinary income (without reduction for the tax basis of the Shares sold pursuant to the Offer) to the extent of the shareholder's share of the Company's earnings and profits. Ordinary income is subject to taxation at a maximum, marginal federal income tax rate of 39.6% for non-corporate taxpayers, and 39% for corporate taxpayers. The shareholder's basis in the Shares sold pursuant to the Offer would be added to such shareholder's basis in its remaining Shares, if any. If none of the Section 302 tests are satisfied, any cash received for Shares pursuant to the Offer in excess of the Company's earnings and profits will be treated, first, as a non-taxable return of capital to the extent of the shareholder's basis for all of such shareholder's shares, and, thereafter, as a capital gain to the extent it exceeds such basis.

   As noted above, the Company believes that, in determining whether any of the Section 302 tests are met, purchases pursuant to the MFB Purchase and the Offer must be treated as part of a single integrated transaction. However, such transactions are separate and are not dependent upon each other. Accordingly, each shareholder should compare its percentage interest in the Company immediately before the MFB Purchase with its percentage interest in the Company immediately after the Offer. Because of the Shares purchased by the Company from Mrs. Bartol pursuant to the MFB Purchase, it is possible that a shareholder's percentage interest will be higher after the Offer than before the MFB Purchase. Any shareholder whose interest in the Company either remains constant or increases as a result of the MFB Purchase and the Offer will be unable to satisfy any Section 302 test and, therefore, will be subject to the dividend treatment described above. A shareholder seeking sale or exchange treatment should consult with the shareholder's own tax advisor concerning the extent to which sales of Common Stock in the open market would be taken into account in determining whether the shareholder's interest in the Company has been reduced and, if so, how many Shares must be sold.

   Special Rules for Corporate Shareholders. If a sale of Shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate Shareholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under
Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced. In addition, any amount received by a corporate shareholder pursuant to the Offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. For this purpose, all dividends received by a shareholder within, and having their ex-dividend date within, an 85-day period (expanded to a 365-day period in the case of dividends received in such period that in the aggregate exceed 20% of the shareholder's adjusted tax basis in the Shares) are aggregated and may also be treated as extraordinary dividends. Accordingly, if applicable, a corporate shareholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the shareholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of such Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer). Proposed tax legislation (including both the Revenue Reconciliation Bill of 1995, which was recently passed by Congress but vetoed by the President, and the President's 7-year Balanced Budget Proposal, released December 7, 1995) would require under all circumstances that any such excess be treated as gain at the time that Shares are sold pursuant to the Offer, and would also provide that if a redemption is treated as a dividend by reason of option attribution under Section 318, such dividend will (except as provided in regulations) be treated as an "extraordinary dividend" for purposes of gain recognition under Section 1059(a).

   Foreign Shareholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign shareholder or his agent, unless the Company determines either that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (c) any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

   Without definite knowledge to the contrary, the Company will determine whether a shareholder is a foreign shareholder by reference to the shareholder's address. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (a) meets the
Section 302 tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the Depositary a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

   Backup Withholding. Each tendering shareholder must provide certain information through the Letter of Transmittal to avoid the 31% federal "backup withholding" tax on the gross proceeds payable pursuant to the Offer. See Section 3 herein.

   THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

12. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

   Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, or any affiliates or any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof, other than the MFB Purchase (see
Section 8 herein) and the following:

   On October 18, 1995, John W. Carney, Vice President, Human Resources, of the Company surrendered to the Company 1,065 Common Shares at $17.8125 per share in payment of the exercise price of options to be exercised by him pursuant to the Company's Stock Option Plans to purchase 1,794 Common Shares at $10.58 per share.

   On October 23, 1995, Dennis S. Pizzica, Vice President and Treasurer of the Company, surrendered to the Company 1,127 Common shares at $17.9375 per share in payment of the exercise price of options to be exercised by him pursuant to the Company's Stock Option Plans to purchase 1,912 Common Shares at $10.58 per share.

   On October 23, 1995, Spencer W. O'Meara, Executive Vice President of the Company, surrendered to the Company 1,127 Common Shares at $17.9375 per share in payment of the exercise price of options to be exercised by him pursuant to the Company's Stock Option Plans to purchase 1,912 Common Shares at $10.58 per share.

   On October 24, 1995, W. Ernest Precious, Executive Vice President of the Company, surrendered to the Company 2,253 Common Shares at $17.89 per share in payment of the exercise price of options to be exercised by him pursuant to the Company's Stock Option Plans to purchase 3,808 Common Shares at $10.58 per share.

   The 2,150,165 Shares sold by Mrs. Bartol to the Company in the MFB Purchase were distributed to her from the marital trust established for her benefit by her late husband. Gordon R. MacInnes and his wife (a daughter of Mrs. Bartol) are the trustees of such trust.

   Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

   See Section 8 herein for information concerning the intentions of executive officers, directors and certain members of the Bartol family concerning participating in the Offer.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

   The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See Section 6 herein.

14. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

   The Company's purchase of Shares pursuant to the MFB Purchase and the Offer will reduce the number of Shares that might otherwise trade publicly, and the Offer is likely to reduce the number of shareholders. The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its shareholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's shareholders. Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the SEC if the Shares are held of record by fewer than 300 persons and are not quoted on the NYSE. Further, under NYSE rules, the Shares may be subject to delisting by the NYSE if the number of beneficial owners of shares falls below a certain number. However, the Company does not believe that the Offer will result in delisting the Shares from the NYSE or termination of registration of the Shares under the Exchange Act.

   The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

   The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 6 herein shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in

Section 4 herein. The Company also expressly reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in
Section 6 herein shall have occurred or shall be deemed by the Company to have occurred, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 herein or otherwise by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing the number of Shares being sought in the Offer) or to waive the limitation on the maximum number of shares to be purchased pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to shareholders will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service.

   If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. If (a) the Company (i) increases or decreases the price at which Shares may be properly tendered, (ii) increases the number of Shares being sought and such increase exceeds 2% of the outstanding Shares, or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such ten business day period.

16. FEES AND EXPENSES

   The Company has retained The Bridgeford Group as its financial advisor in connection with the Offer and related matters, for which The Bridgeford Group will receive a fee of $450,000 upon the commencement of the Offer and an additional $450,000 upon the consummation (but not termination or withdrawal) of the Offer. The Company also has retained Alex. Brown to provide an opinion to the Company and its Board of Directors with respect to the fairness of the MFB Purchase and the Offer from a financial point of view. See Section 8 herein. Alex. Brown will receive a fee of $200,000 for such services. The Company also will reimburse The Bridgeford Group and Alex. Brown for their reasonable out-of-pocket expenses relating to the Offer and has agreed to indemnify them against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

   The Bridgeford Group also has rendered to the Company in the past and may in the future render to the Company investment banking and other advisory services for which it has received or will receive customary compensation from the Company for such services. Prior to its having been retained by the Company as its financial advisor for the Offer, The Bridgeford Group had provided financial advisory services to certain members of the Bartol family for which it had been compensated by them. Alex. Brown may in the future render to the Company investment banking and other advisory services for which it will receive customary compensation.

   The Company has retained Georgeson & Company Inc., as Information Agent, and American Stock Transfer & Trust Company, as Depositary, in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services in connection with the Offer and will be reimbursed for their reasonable out-of-pocket expenses. The Company has agreed to indemnify the Information Agent against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to, or is authorized to, make solicitations or recommendations in connection with the Offer.

   The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

17. MISCELLANEOUS

   The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                            HUNT MANUFACTURING CO.

   December 21, 1995

                                   ANNEX A

         ALEX BROWN & SONS
         INCORPORATED
LOGO
         ESTABLISHED 1800 o AMERICA'S OLDEST INVESTMENT BANKING FIRM MEMBER NEW YORK STOCK EXCHANGE INC. AND OTHER LEADING EXCHANGES


                                                     REPLY TO P.O. BOX 515
                                                      BALTIMORE, MD 21203


                                                             December 19, 1995


Hunt Manufacturing Co.
One Commerce Square
2005 Market Street
Philadelphia, PA 19103-7085

Dear Members of the Board:

   Hunt Manufacturing Co. (the "Company") intends to repurchase all of Mary Bartol's 2.15 million common shares, $0.10 par value per share (the "Common Stock"), for $16.32 per share, net to the seller in cash as outlined in a Purchase Agreement to be dated on or about December 19, 1995 (the "Repurchase") and to subsequently commence a fixed price tender offer for up to approximately 3.23 million publicly held shares of Common Stock at a price of $17.00 per share, net to the seller in cash as outlined in an Offer to Purchase to be dated on or about December 21, 1995 (the "Tender Offer"). You have requested our opinion as to whether the consideration to be received by the holders of the Common Stock pursuant to the Tender Offer is fair, from a financial point of view, to the Company and whether the Repurchase is fair, from a financial point of view, to the Company and such holders other than Mary Bartol.

   Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. Alex. Brown regularly publishes research reports regarding the consumer products industry and the businesses and securities of publicly owned companies in that industry. In the ordinary course of business, we may actively trade the securities of the Company for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company.

   In connection with our opinion, we have reviewed certain publicly available financial information concerning the Company and certain internal financial analyses and other information furnished to us by the Company. We have also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of the Company, (ii) compared certain financial and stock market information for the Company with similar information for selected other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent repurchase transactions and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

   We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of the Company, we have assumed that such information reflects the best currently available estimates and judgments of Company management as to the likely future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company, nor have we been furnished with any such evaluation or appraisal. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter, including the assumption that members of the Bartol family and related entities will not participate in the Tender Offer.

   We have been retained by the Board of Directors of the Company as financial advisor solely for the purpose of rendering this opinion and accordingly, we have not been requested to, and have not provided any other services in connection with, the Repurchase or the Tender Offer.

   Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to the Company's stockholders as to whether and to what extent they should participate in the Tender Offer. We hereby consent, however, to the inclusion of this opinion as an exhibit to the Offer to Purchase distributed in connection with the Tender Offer as well as to the Schedule 13E-4 to be filed with the Securities and Exchange Commission in connection therewith.

   Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received by the holders of the Common Stock pursuant to the Tender Offer is fair, from a financial point of view, to the Company and that the Repurchase is fair, from a financial point of view, to the Company and such holders other than Mary Bartol.

                                       Very truly yours,
                                       ALEX. BROWN & SONS INCORPORATED




                                       By: /S/ William M. Legg
                                           ---------------------------
                                           William M. Legg
                                           Managing Director

   Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

By Mail or Overnight Delivery:             By Facsimile Transmission:
American Stock Transfer                          (718) 234-5001
& Trust Company                      Information and Confirm by Telephone:
40 Wall Street                                   (718) 921-8200
New York, NY 10005


                             By Hand:
                             American Stock Transfer
                             & Trust Company
                             40 Wall Street
                             New York, NY 10005


   Any questions or requests for assistance, for additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:
                           GEORGESON & COMPANY INC.
                              Wall Street Plaza
                           New York, New York 10005
                          1-800-223-2064 (Toll Free)